UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-42819

ELEVRA LITHIUM LIMITED
(Translation of registrant’s name into English)

Level 3,
10 Eagle Street
Brisbane, Queensland 4000
Australia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

28 July 2026

Quarterly Activities Report

June 2026

Elevra Lithium Limited (“ELV” or “Company”) (ASX: ELV; NASDAQ: ELVR) delivered another strong operational performance, establishing monthly production records, and a Strategic Financing Package that enables near-term growth.

North American Lithium

•
Safety performance at North American Lithium (NAL) remained strong during the June 2026 quarter, with no lost-time injuries recorded and continued improvement in risk management and operational discipline across the site.

•	Ore mined remained stable quarter on quarter (QoQ) with 372,938 wet metric tonnes (wmt) mined in line with process plant requirements.

•
Process plant utilisation remained high at 92% following a record March 2026 quarter and was the third best quarter on record despite a planned shutdown. Strong crushing plant performance continued to support milling utilisation.

•	The combination of high mill utilisation, throughput, and improved feed grades resulted in lithium recoveries of 71% for the June 2026 quarter, a 5% QoQ improvement.

•
Spodumene concentrate production increased by 15% QoQ to 54,479 dry metric tonnes (dmt) at an average grade of 5.0%. This was the second-best performance on record and included a new monthly record of 22,202 dmt produced in May 2026 when utilisation and recoveries peaked at 98% and 73%, respectively.

•
As previously disclosed[1], spodumene sales were 33,977 dmt at an average realised selling price (FOB) of US$921/dmt, resulting in revenue of US$31 million. This was a 39% QoQ decline in tonnes sold and a 37% decrease in the average realised price per tonne as the Company sold the final tonnes under a multi-year contractual agreement that included a lagged pricing mechanism. This legacy contract has now been finalised and pricing in Q1 FY27 and beyond is expected to be more representative of spodumene spot prices.

•
Unit operating costs per tonne sold (FOB) for NAL were US$907/dmt, a 3% increase compared to US$884 in the prior quarter, primarily reflecting the release of higher cost inventory resulting from the timing of the planned major plant shutdown costs in April and the sustained mining intensity.

•	Capital expenditure of US$4 million for the June 2026 quarter was related to various planned NAL sustaining capital projects and the NAL Expansion Scoping Study.

1 ASX release 10 July 2026 “Elevra Lithium Provides Update on June 2026 Quarter Production and Sales”.

QUARTERLY ACTIVITIES REPORT • June 2026	1

Growth Projects

NAL Expansion

•
Elevra released an Updated Scoping Study for the NAL Expansion evaluating a staged approach which accelerates production growth by two years and more than doubles the project’s incremental post-tax NPV8% to C$969 million while maintaining total capital expenditure of C$366 million[2].

•	The Company reached a major milestone with the official groundbreaking of the fully funded NAL Expansion and key equipment orders placed to reduce schedule risk[3].

Moblan

•
Elevra purchased the spodumene concentrate offtake rights held by an investment vehicle managed by Waratah Capital Advisors, giving the Company control over 100% of its pro rata offtake entitlement, which is 60% of Moblan’s annual production[4].

•	To continue advancing project development, Elevra progressed environmental baseline studies and began preparations for an updated Moblan Scoping Study.

Carolina Lithium

•
Elevra maintained engagement with the North Carolina Division of Air Quality to progress the project’s air permit while also meeting with local county leadership to provide updates on project activities and reinforce the Company’s commitment to responsible project development.

Corporate

•
In May 2026, Elevra announced a Strategic Financing Package to fully fund the NAL Expansion comprised of a US$196 million (A$275 million) institutional placement and US$102 million (C$145 million) in Convertible Notes to be issued to the Canada Growth Fund (CGF) across two tranches. The issuance of the Upfront Tranche of Convertible Notes was approved by shareholders at an Extraordinary General Meeting on 16 July 2026[5] [6], with proceeds of approximately US$46 million (C$65 million) from the Upfront Tranche to be received in Q3 CY26. Shareholder approval will be sought at the appropriate time for the issuance of a further C$80M Conditional Tranche of Convertible Notes. A US$11 million (A$16 million) Share Purchase Plan for eligible retail shareholders was also completed[7].

•
Elevra agreed to sell its interest in the Ewoyaa Project in Ghana to Zhejiang Huayou Cobalt Co., Ltd. (Huayou) for approximately US$71 million in cash (before fees) to streamline the Company’s growth portfolio and remove future funding obligations. This transaction is expected to complete in Q3 CY26[8].

•
Cash at the end of the June 2026 quarter was US$255 million, which did not include the proceeds generated from the sale of the Ewoyaa Project interest or the draw down of the first tranche of the CGF convertible note. Net cash was US$200 million (March 2026: US$59 million), with the prepayment facility balance of US$55 million (March 2026: US$54 million). The prepayment facility was subsequently reduced by US$9 million in July 2026.

•	Guidance for FY27 will be provided with FY26 Full Year Results in late August.

2 ASX release 12 May 2026 “Updated NAL Expansion Scoping Study Defines Faster Growth and Lower Costs”.
3 ASX release 29 June 2026 “Elevra Breaks Ground on Fully Funded North American Lithium Expansion”.
4 ASX release 12 May 2026 “Elevra Announces Purchase of Moblan Offtake Rights”.
5 ASX release 12 June 2026, “Notice of Extraordinary Meeting & Proxy Form”.
6 ASX release 16 July 2026 “2026 Extraordinary General Meeting Results”.
7 ASX release 5 June 2026 “Completion of Share Purchase Plan”.
8 ASX release 11 May 2026 “Elevra Announces Agreement to Sell Ewoyaa Project Interest”.

QUARTERLY ACTIVITIES REPORT • June 2026	2

Management Commentary

The June 2026 quarter was a defining period for Elevra as we delivered strong operational performance at North American Lithium, secured a transformational financing package and further strengthened the foundations for our next phase of growth.

At NAL, the team demonstrated that the operational improvements achieved over recent quarters are sustainable, delivering high mill utilisation and lithium recoveries that translated into a new monthly production record in May 2026. The continued improvement in recoveries is particularly notable and reflects the benefits of targeted optimisation initiatives, strong crushing plant performance and enhancements to the processing circuit. These achievements reinforce our confidence in the operation and the opportunity to continue improving performance as we execute the staged expansion plan.

While operational performance remained strong, realised pricing during the June 2026 quarter was impacted by deliveries into a legacy offtake contract that contained an embedded pricing mechanism linked to historical lithium prices. Because of the lagged pricing mechanism, the significant rise in lithium prices seen in recent months was not fully reflected in the pricing Elevra received, but importantly, all obligations under this legacy contract have now been satisfied and we expect future pricing to better reflect spodumene spot prices.

A major highlight of the June 2026 quarter was the successful completion of our Strategic Financing Package, which fully funds the NAL Brownfield Expansion and provides support for the advancement of Moblan toward a Final Investment Decision. The NAL Expansion is a key near-term milestone for Elevra and is expected to deliver meaningful benefits through increased production capacity and lower unit operating costs, further enhancing the quality and competitiveness of our North American asset base.

We were also pleased to welcome Canada Growth Fund as a strategic partner through participation in the Strategic Financing Package. Canada Growth Fund’s investment mandate is strongly aligned with our objective to develop a local critical minerals supply chain, making it a strong partner as we continue to advance our portfolio. We believe this relationship also creates opportunities to collaborate as we pursue future growth initiatives across our business.

During the June 2026 quarter, we also announced the sale of our interest in the Ewoyaa Project in Ghana. This transaction represents a disciplined portfolio decision that allows us to sharpen our focus on our core North American assets, simplify our corporate structure and redeploy capital into opportunities where we see the greatest potential to create value for shareholders.

We believe the outlook for lithium remains positive, and while prices have moderated from the multi-year highs experienced in recent months, market fundamentals remain supportive and underpinned by continued demand growth. At the same time, industry-wide underinvestment during the recent downturn has constrained the pace of new supply growth, reinforcing our view that high-quality projects in strategic jurisdictions will continue to play an increasingly important role in meeting future demand.

Mr Lucas Dow
Managing Director and CEO

QUARTERLY ACTIVITIES REPORT • June 2026	3

Operational Financial Performance

	Unit	Q4 FY26	Q3 FY26	QoQ Variance	FY26	FY25	YoY Variance
North American Lithium[9]
Ore mined	wmt	372,938	370,508	1%	1,471,588	1,294,972	14%
Ore processed	dmt	358,806	346,324	4%	1,398,502	1,346,462	4%
Recovery	%	71	66	5%	67	69	(2%)
Concentrate produced	dmt	54,479	47,332	15%	197,967	204,857	(3%)
Concentrate grade produced	%	5.0	5.0	—	5.0	5.3	(0.3%)
Concentrate sold	dmt	33,977	55,526	(39%)	181,494	209,038	(13%)
Average realised selling price (FOB)[10]	US$/dmt	921	1,453	(37%)	1,092	694	57%
Revenue	US$M	31	81	(61%)	198	145	37%
Unit operating cost per tonne sold (FOB)[11]	US$/dmt	907	884	3%	853	835	2%
Group
Cash balance	US$M	255	113	126%	255	47	440%
USD : CAD		$1.38	1.37	1%	1.38	1.40	(1%)
USD : AUD		$1.41	1.44	(2%)	1.48	1.55	(4%)

Health and Safety

Safety remains a core priority across Elevra’s operations. Health and safety performance remained strong during the June 2026 quarter with two recordable injuries and no lost-time injuries. This trend of significant improvements in safety performance since the restart of NAL operations in March 2023 is enabled by the growing maturity of our risk management culture and the commitment of our teams to safe operations.

As we move forward with our growth plans, our focus remains on maintaining the same culture of risk awareness, accountability, and operational excellence.

ESG and Community Engagement

As Elevra continues to advance the NAL Expansion, the Company engaged with several local stakeholder groups to present and discuss the status of current operations and the expansion project. These consultations provided an opportunity to gather feedback, identify concerns, and understand community expectations which will guide planning and further engagement efforts.

Environmental studies required for the NAL Expansion progressed along with engineering work to define the expected impacts of the expansion and support permitting, project design and development. Permitting is not expected to constrain the initial stage of the expansion, allowing development to progress in parallel with the advancement and finalisation of longer-term permitting requirements.

For Moblan, environmental studies and associated permitting activities represent the critical path for project development. Ongoing technical and engineering work will continue to refine the project scope and inform permitting requirements and timelines.

9 Numbers presented may not add up precisely to the totals provided due to rounding.
10 Average realised selling price is calculated on an accruals basis and reported in US$/dmt sold, FOB Port of Québec.
11 Unit operating cost per tonne sold is calculated on an accruals basis and includes mining, processing, transport, port charges, site-based general and administration costs and cash based inventory movements, and excludes depreciation and amortisation charges, freight and royalties. It is reported in US$/dmt sold, FOB Port of Québec.

QUARTERLY ACTIVITIES REPORT • June 2026	4

North American Lithium

Mining

Ore mined of 372,938 wmt was 1% higher than the previous quarter.

Mining activity during the June 2026 quarter continued to focus on executing the planned mine development sequence while optimising ore availability and feed quality. As was planned, ore uncovered decreased by 20% during the June 2026 quarter as mining progressed through areas associated with historical underground stopes, which resulted in a 13% increase in waste mined to maintain access to ore zones. Ore mined remained consistent QoQ and totalled 372,938 wmt and was aligned to processing plant requirements.

The feed grade of ore delivered to the ROM stockpile averaged 1.06% Li2O for the June 2026 quarter, which was a marginal decline from 1.07% Li2O in the previous quarter, while the iron content continued to decline as expected.

Production

Production increased to 54,479 dmt of spodumene concentrate at an average grade of 5.0% for the June 2026 quarter.

The mill processed 358,806 tonnes of ore during the June 2026 quarter (up 4% QoQ), with continued focus on ore sorting performance at the ROM stockpile and the crushing circuit reducing iron content in the mill feed.

Mill utilisation was 92%, a 2% QoQ decrease from the record performance achieved in the March 2026 quarter. The modest decline was due to a major planned shutdown in April 2026, but high mill utilisation in May and June 2026 yielded the third best quarterly performance since the restart of operations. Record crushing plant performance, with 384,307 wmt crushed during the period (+10% QoQ), contributed to operational stability.

An improvement in the average feed grade to 1.07% Li2O in the June 2026 quarter (vs. 1.03% Li2O in the March 2026 quarter) and successful blending of iron content yielded meaningful benefits as the Li2O recovery for the June 2026 quarter was 71% (an increase of 5% QoQ). In addition to the improved feed grade, the uplift in recoveries was aided by the high level of mill utilisation, throughput and process modifications made in the March 2026 quarter.

QUARTERLY ACTIVITIES REPORT • June 2026	5

Figure 1: NAL Global Recovery and Mill Utilisation

Figure 2: NAL Concentrate Production and Unit Operating Costs (per tonne sold)

QUARTERLY ACTIVITIES REPORT • June 2026	6

Sales

NAL revenue was US$31 million for the June 2026 quarter, impacted by a decline in tonnes sold and average realised pricing due to shipping schedule and legacy lagged pricing mechanisms.

Revenue declined by 61% QoQ as a result of a 39% decrease in spodumene concentrate tonnes sold and a 37% decrease in the average realised selling price per tonne (FOB). Total spodumene concentrate tonnes sold during the June 2026 quarter was 33,977 dmt, with two cargoes sold during the quarter.

The average realised selling price (FOB) for the June 2026 quarter was US$921/dmt. Realised pricing declined due to the contractual pricing mechanism contained within a customer contract which referenced historical lithium hydroxide prices. All 33,977 dmt sold were subject to this lagged pricing mechanism, and the delivered volumes satisfied all remaining obligations under that multi-year offtake agreement. As a result, there will be no further deliveries subject to this lagged pricing mechanism and Elevra expects future realised pricing to align more closely with spot spodumene pricing.

A total of 40,863 dmt of spodumene concentrate finished goods was stockpiled at NAL, in transit or at the port as at 30 June 2026. We expect a shipment of approximately 32,500 dmt will be completed in July with a further shipment expected by the end of the quarter.

Costs

Unit operating costs per tonne sold (FOB) increased 3% quarter on quarter to US$907/dmt sold reflecting the release of higher cost inventory.

Controllable costs increased 16% QoQ, broadly in line with the overall increase in concentrate production.

Total ore mining and waste stripping costs increased by 13% QoQ, consistent with the planned 13% increase in total material moved.

Total ore processing costs increased 27% QoQ, driven by the higher concentrate volumes and the timing of the planned major shutdown in April 2026, compared with no major shutdown activity in the previous quarter. The combined impact of planned mining intensity and timing of plant shutdown contributed to the release of higher cost inventory during the June 2026 quarter.

QUARTERLY ACTIVITIES REPORT • June 2026	7

Growth Projects

NAL Brownfield Expansion

Elevra released an Updated Scoping Study for the NAL Brownfield Expansion which outlined the enhanced project economics and increased strategic value derived from a staged development strategy that accelerated production growth while maintaining the total capital expenditure estimate12.

The Updated Scoping Study demonstrates a significant improvement in the value of the expansion project, with the incremental post-tax net present value increasing to C$969 million, more than double that outlined in the previous study13. The staged approach allows Elevra to progressively increase production capacity, optimise operating performance and lower unit costs through a series of defined milestones, reducing execution risk and improving capital efficiency.

Following the successful completion of a capital raise in May 2026, which fully funded all three stages of the expansion14, the Company announced the official groundbreaking of the expansion and placed orders for key equipment to derisk the planned delivery schedule15.

Strategically, the NAL Brownfield Expansion reinforces Elevra’s position as a leading North American lithium producer at a time when demand for secure and transparent battery material supply chains continues to grow. By delivering additional production earlier, generating cash flow sooner and preserving flexibility to respond to market conditions, the staged development model provides a disciplined pathway for growth.

Moblan

At the Moblan Project, activities during the June 2026 quarter focused on advancing the key workstreams required to support a future Final Investment Decision (FID) following the successful completion of the May 2026 capital raise14. Permitting remains the critical path for development and Elevra’s immediate priorities are centred on advancing baseline environmental studies and associated permitting activities.

Elevra completed the purchase and termination of the existing spodumene concentrate offtake agreement held by an investment vehicle managed by Waratah Capital Advisors Ltd16. The transaction strengthens Elevra’s long-term position at Moblan by eliminating a life-of-mine sales commitment priced at a discount to prevailing market conditions, allowing the Company to regain full control of its attributable share of Moblan’s annual production and providing increased flexibility to structure future sales and financing opportunities as the project advances toward development.

In parallel, the Company has commenced work to review and update Moblan’s 2024 Definitive Feasibility Study  to incorporate the project’s expanded mineral resource base and further refine the development pathway.

12 ASX release 12 May 2026 “Updated NAL Expansion Scoping Study Defines Faster Growth and Lower Costs”.
13 ASX release 15 September 2025 “NAL Expansion Scoping Study Confirms Lower Costs and Strong Returns”.
14 ASX release 13 May 2026 “Elevra Announces Successful Completion of A$275 Million Institutional Placement”.
15 ASX release 29 June 2026 “Elevra Breaks Ground on Fully Funded North American Lithium Expansion”.
16 ASX release 12 May 2026 “Elevra Announces Purchase of Moblan Offtake Rights”.

QUARTERLY ACTIVITIES REPORT • June 2026	8

Carolina Lithium

During the June 2026 quarter, Elevra continued to advance permitting and stakeholder engagement activities for the Carolina Lithium Project. The Company maintained its engagement with the North Carolina Division of Air Quality to progress the air permitting process toward public comment while continuing to work collaboratively with local, state and federal stakeholders. Members of Elevra’s senior leadership team also met with local Gaston County leadership to provide updates on recent project development activities.

Western Australia

Morella Lithium Joint Venture Project

Elevra has a 49% equity interest in the Morella Lithium Joint Venture, which holds lithium rights in the Pilbara and South Murchison regions. The joint venture is managed by Morella Corporation Limited (ASX: 1MC).

Following completion of the March 2026 20-hole reverse circulation (RC) drill program at Mt Edon in the South Murchison, assay results testing the Sophie pegmatite were returned. The assay results continued to demonstrate broad zones of rubidium mineralisation and identified several higher-grade zones, reinforcing confidence in the continuity and scale potential of the mineralised pegmatite system.

The assay results provided the dataset required to support the preparation of a maiden JORC Mineral Resource Estimate, while ongoing metallurgical test work continues to evaluate development opportunities associated with the project’s rubidium mineralisation and associated lithium potential.

Tabba Tabba

Elevra holds the lithium and pegmatite rights over the Tabba Tabba project (E45/2364), where exploration is targeting gabbro hosted, flat lying spodumene pegmatite systems. The lease is well located being directly south and along strike from known lithium mineralisation.

Planned exploration activities remain focused on drill testing favourable geology along the western flank of the Corridor Gabbro in the North drill area and the Pascal pegmatite cluster, which is located approximately 3km along strike to the south and has untested pegmatite occurrences.

Heritage surveys will precede initial RC drilling later in calendar year 2026.

QUARTERLY ACTIVITIES REPORT • June 2026	9

Corporate

Strategic Financing Package to Fund Growth Projects

During the June 2026 quarter, Elevra announced a Strategic Financing Package comprising an equity raising and the issuance of convertible notes to Canada Growth Fund (CGF), securing the funding required to execute the Company’s near-term growth strategy17.

The financing included a fully underwritten US$196 million (A$275 million)18 (before fees) institutional placement and US$102 million (C$145 million) Convertible Notes investment from Canada Growth Fund. The Convertible Notes will be issued across two tranches, an Upfront Tranche of US$46 million (C$65 million) and a Conditional Tranche of US$56 million (C$80 million) worth of Convertible Notes. Notably, issuance of the Upfront Tranche was approved by shareholders at an Extraordinary General Meeting on 16 July 202619, while issuance of the Conditional Tranche is subject to the satisfaction of certain conditions which includes Elevra’s election to proceed with drawing on the facility and shareholder approval.

In conjunction with the Strategic Financing Package, Elevra offered a Share Purchase Plan (SPP) to eligible existing shareholders and raised an additional US$11 million (A$16 million) in proceeds20.

The proceeds from the Strategic Financing Package are expected to fully fund the staged NAL Brownfield Expansion, allowing the Company to plan and execute its multi-year expansion plans with certainty, and provide funding to advance the Moblan Project through pre-development work towards FID.

The strengthened capital position provides Elevra with the flexibility to progress key workstreams across its growth portfolio while maintaining sufficient liquidity to operate through market cycles.

Sale of Ewoyaa Project Interest

Elevra entered into a binding agreement to divest its rights and interests in the Ewoyaa Project, including its associated offtake rights, to Huayou, with completion expected in Q1 FY2721. Subject to satisfaction of the conditions precedent and completion in accordance with its terms, the transaction will provide Elevra with approximately US$71 million in cash before fees and is independent of Huayou’s separate proposed acquisition of Atlantic Lithium (ASX: A11). The divestment supports Elevra’s strategy of simplifying its corporate and operational structure, reducing complexity associated with Ewoyaa’s joint venture and offtake arrangements, and eliminating future capital commitments to the project while increasing the Company’s focus on advancing its North American lithium portfolio.

17 ASX release 12 May 2026 “Elevra Announces Transformational Financing Package to Accelerate Growth”.
18 FX as at 11 May 2026: USD/CAD 1.37, USD/AUD 1.38
19 ASX release 16 July 2026 “Results of 2026 Extraordinary General Meeting”.
20 ASX release 5 June 2026 “Completion of Share Purchase Plan”.
21 ASX release 11 May 2026 “Elevra Announces Agreement to Sell Ewoyaa Project Interest”.

QUARTERLY ACTIVITIES REPORT • June 2026	10

Cash

Cash and cash equivalents increased by US$142 million to end the June 2026 quarter with a resulting balance of US$255 million (net cash US$200 million)22.

NAL generated profit from operations of US$1 million for the June 2026 quarter primarily due to lower sales volumes and lower realised prices compared to the March 2026 quarter. Overall, NAL reported a net operating cash outflow of US$50 million primarily as a result of unfavourable net working capital movements, driven by higher trade receivables due to the timing of receipts (US$30 million) and higher finished goods inventories (US$18 million).

Capital expenditure in the June 2026 quarter was US$4 million relating to various planned NAL sustaining capital projects and the NAL Expansion Scoping Study.

The balance of the prepayment facility, which relates to advance payments based on the value of certain committed future sales of spodumene concentrate was US$55 million at the end of the June 2026 quarter (March 2026: US$54 million). The prepayment facility was subsequently reduced by US$9 million in July 2026.

The Group reported a net cash outflow of US$6 million for the June 2026 quarter which was predominantly corporate expenditure.

Figure 4: Net cash flows for June 2026 Quarter

Capital Structure

At 30 June 2026, the Company had the following capital structure:

•	194,016,029 ordinary fully paid shares;
•	8,000,000 unquoted options expiring on 31 December 2028 (EX $4.80);
•	56,678 unquoted options expiring on 12 May 2029 (EX $18.30);
•	2,457,652 unquoted performance rights (expiring various dates).

Announcement authorised for release by the Board of Directors of Elevra Lithium Limited.

22 Net cash is equal to the balance of cash and cash equivalents less the balance of the prepayment facility.

QUARTERLY ACTIVITIES REPORT • June 2026	11

For more information, please contact:

Andrew Barber

Chief Development and Investor Relations Officer
Email: ir@elevra.com
Phone: +61 7 3369 7058

Information

The following information applies to this report:

•	All references to dollars and cents are United States currency, unless otherwise stated.

•	Numbers presented may not add up precisely to the totals provided due to rounding.

The following abbreviations may have been used throughout this report: cost, insurance and freight (CIF); dry metric tonne (dmt); earnings before interest and tax (EBIT); earnings before interest, tax, depreciation and amortisation (EBITDA); free on board (FOB); life of mine (LOM); lithium carbonate (Li2CO3); lithium hydroxide (LiOH); lithium oxide (Li2O); net present value (NPV); run of mine (ROM); thousand tonnes (kt); tonnes (t); and wet metric tonne (wmt).

Forward-Looking Statements

This report may contain certain forward-looking statements. Such statements are only predictions, based on certain assumptions and involve known and unknown risks, uncertainties and other factors, many of which are beyond Elevra Lithium Limited’s control. Actual events or results may differ materially from the events or results expected or implied in any forward-looking statement. The inclusion of such statements should not be regarded as a representation, warranty or prediction with respect to the accuracy of the underlying assumptions or that any forward-looking statements will be or are likely to be fulfilled.

Elevra Lithium Limited undertakes no obligation to update any forward-looking statement or other statement to reflect events or circumstances after the date of this report (subject to securities exchange disclosure requirements).

The information in this report does not take into account the objectives, financial situation or particular needs of any person. Nothing contained in this report constitutes investment, legal, tax or other advice.

The Company confirms that it is not aware of any new information or data that materially affects the information included in the original market announcement and all material assumptions and technical parameters continue to apply and have not materially changed. The Company confirms that the form and context in which the Competent Person’s findings are presented have not been materially modified from the original market announcements.

QUARTERLY ACTIVITIES REPORT • June 2026	12

About Elevra Lithium

Elevra Lithium Limited (ASX: ELV; NASDAQ: ELVR) is North America’s largest hard-rock lithium producer with a diversified portfolio of high-quality assets across Québec (Canada), the United States, and Western Australia.

Our flagship operation, the North American Lithium (NAL) mine in Québec, Canada has successfully ramped up production of spodumene concentrate, supported by ongoing operational enhancements to increase recovery rates, throughput, and mill utilisation. Following a Mineral Resource upgrade, Elevra completed a Scoping Study for a brownfield expansion to increase NAL’s annual spodumene concentrate production and reduce unit operating costs.

Complementing NAL, the Moblan Lithium Project in central Québec represents one of the largest undeveloped spodumene resources in North America, with a Mineral Resource of 121 Mt @ 1.19% Li₂O. Development activities are progressing with feasibility studies targeting a large-scale, long-life operation capable of supplying both domestic and international markets.

In Western Australia, Elevra holds an extensive portfolio of lithium and gold tenements, where exploration programs are advancing to unlock additional growth opportunities. Meanwhile, in the United States, our Carolina Lithium Project offers a strategic foothold in the downstream lithium chemicals market.

Looking ahead, Elevra is focused on strategic downstream partnerships to enable further value-added lithium production, positioning the Company to deliver a secure, sustainable supply of critical minerals to global customers. Together, these assets establish Elevra as a growth-focused supplier supporting the global energy transition.

For more information, please visit us at www.elevra.com.

QUARTERLY ACTIVITIES REPORT • June 2026	13

Appendix

	Unit	Q4 FY25	Q1 FY26	Q2 FY26	Q3 FY26	Q4 FY26
Physicals[23]
Ore mined	wmt	361,883	338,341	389,801	370,508	372,938
Ore crushed	wmt	379,353	349,698	361,485	350,202	384,307
Ore processed	dmt	357,290	341,780	351,592	346,324	358,806
Concentrate produced	dmt	58,533	52,003	44,154	47,332	54,479
Concentrate sold	dmt	66,980	25,975	66,016	55,526	33,977

Unit Metrics
Average realised selling price (FOB)[24]	US$/dmt	682	784	998	1,453	921
Unit operating cost per tonne sold (FOB)[25]	US$/dmt	791	818	812	884	907

Production Variables
Mill utilisation	%	93%	87%	89%	94%	92%
Recovery	%	73%	69%	62%	66%	71%
Concentrate grade produced	%	5.2%	5.2%	4.9%	5.0%	5.0%

23 Numbers presented may not add up precisely to the totals provided due to rounding.
24 Average realised selling price is calculated on an accruals basis and reported in US$/dmt sold, FOB Port of Québec.
25 Unit operating cost sold is calculated on an accruals basis and includes mining, processing, transport, port charges, site-based general and administration costs and cash based inventory movements, and excludes depreciation and amortisation charges, freight and royalties. It is reported in US$/dmt sold, FOB Port of Québec.

QUARTERLY ACTIVITIES REPORT • June 2026	14

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELEVRA LITHIUM LIMITED

Date: July 28, 2026	By:	/s/ Dylan Roberts
Name: Dylan Roberts
Title: Company Secretary and General Counsel